UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

Diana Shipping Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

Y2066G104
(CUSIP Number)

Attn: Mr. Anastasios Margaronis Pendelis 16, 175 64 Palaio Faliro Athens, Greece + 30-210-9470-100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 2, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y2066G104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Anastasios Margaronis

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[ ]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
8,002,768

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
8,002,768

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,002,768

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.96%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	Y2066G104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Anamar Investments Inc

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
7,189,791

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
7,189,791

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,189,791

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.05%

14.	TYPE OF REPORTING PERSON

CO

Item 1.	Security and Issuer.

This Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed with the Commission on March 13, 2019 (as amended by Amendment No. 1 to the Schedule 13D filed with the Commission on November 26, 2019, the “Schedule 13D”) relates to shares of common stock, par value $0.01 per share (the “Shares”), of Diana Shipping Inc. (the “Issuer”). The principal executive office and mailing address of the Issuer is Pendelis 16, 175 64 Palaio Faliro, Athens, Greece.

Item 2.	Identity and Background.

This Amendment No. 2 is being filed on behalf of Anastasios Margaronis (“Margaronis”), a citizen of Greece, and Anamar Investments Inc, a Marshall Islands corporation (“Anamar”). Margaronis and Anamar are collectively referred to as the “Reporting Persons.”  Margaronis may be deemed to beneficially own all of the issued and outstanding shares of Anamar, as the result of Margaronis’ ability to control the vote and disposition of such shares.

The principal business address for the Reporting Persons is Pendelis 16, 175 64 Palaio Faliro, Athens, Greece.

The Reporting Persons have not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were not and are not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

This Amendment No. 2 amends the Schedule 13D to add the following paragraph to Item 3 of the Schedule 13D:

On November 2, 2020, ESX Investments Inc. (“ESX”), an existing entity controlled by Margaronis, acquired 812,977 Shares from a third party in a private transaction for no consideration. Margaronis indirectly may be deemed to beneficially own these 812,977 Shares through ESX, as the result of his ability to control the vote and disposition of such entity.

On February 19, 2020, Anamar received 512,462 shares of the Issuer's restricted common stock pursuant to the Issuer's 2014 equity incentive plan, as amended.

Item 4.	Purpose of Transaction.

This Amendment No. 2 amends the Schedule 13D to add the following paragraph to Item 4 of the Schedule 13D: Margaronis acquired the Shares described in Item 3 solely for investment purposes.

Item 5.	Interest in Securities of the Issuer.

(a. & b.) As of the date hereof, the Issuer had 89,275,002 Shares outstanding.  Based on the foregoing, the following persons report beneficial ownership of the following Shares:

Anamar is the record holder of 7,189,791 Shares, representing 8.05% of the Issuer’s issued and outstanding Shares. ESX is the record holder of 812,977 Shares, representing 0.91% of the Issuer’s issued and outstanding Shares. Margaronis indirectly may be deemed to beneficially own 8,002,768 Shares in aggregate, representing 8.96% of the Issuer’s issued and outstanding shares, through Anamar and ESX, as the result of his ability to control the vote and disposition of such entities.

Anamar has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 7,189,791 Shares, representing 8.05% of the Issuer’s issued and outstanding Shares. ESX has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 812,977 Shares, representing 0.91% of the Issuer’s issued and outstanding Shares. Margaronis has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 8,002,768 Shares, in aggregate, representing 8.96% of the Issuer’s issued and outstanding Shares, through Anamar and ESX.

(c.) Except as set forth in Item 3 herein, no transactions in the Shares were effected by the persons enumerated in Item 2 during the past 60 days.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares beneficially owned by the Reporting Persons.

(e.) Not applicable.

Item 7.	Material to be Filed as Exhibits.

	Exhibit A	Joint Filing Agreement (hereby incorporated by reference from the Schedule 13D filed with the Commission on March 13, 2019)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 15, 2020
(Date)

Anamar Investments Inc By /s/ Anastasios Margaronis
Anastasios Margaronis Principal

/s/ Anastasios Margaronis
Anastasios Margaronis

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).